United States securities and exchange commission logo





                             April 23, 2024

       Lee Boyce
       Executive Vice President and Chief Financial Officer
       HAIN CELESTIAL GROUP INC
       221 River Street
       Hoboken, New Jersey 07030

                                                        Re: HAIN CELESTIAL
GROUP INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Response Dated
March 29, 2024
                                                            File No. 000-22818

       Dear Lee Boyce:

              We have reviewed your March 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 15, 2024 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Financial Measures, page
       34

   1.                                                   We have read your
response to prior comment 1 and note the following:
                                                            The non-GAAP
adjustments for consulting costs to optimize your portfolio, enhance underlying
profitability, and bolster agility to pursue targeted growth initiatives that you indicate are
essential for sustained future growth do not appear to be
                                                           restructuring costs
and do not appear to be outside the normal course of your
                                                           operations.
                                                            The non-GAAP
adjustments for inventory write-downs related to exited categories that result from
decisions to exit brands and/or product categories do not appear to be outside the normal
course of your operations.
 Lee Boyce
FirstName   LastNameLee Boyce
HAIN CELESTIAL       GROUP INC
Comapany
April       NameHAIN CELESTIAL GROUP INC
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
         Based on the nature of your business and the information you have provided, it continues to appear to us that these non-GAAP adjustments represent normal operating costs necessary to operate your business. Please revise future filings to no longer exclude these expenses from any non-GAAP performance measures since they do not appear to comply with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures. Please be advised this comment is also applicable to the same adjustments included in multiple additional non-GAAP financial measures presented in Earnings Releases filed under Form 8-K.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 38

2. We have read your response to prior comment 2 and note the disclosures you propose to include in future filings. We also note the continued significant decline in your market capitalization during your current fiscal year. Please address the following:
             Disclose whether you performed impairment tests since your most recent annual impairment tests and explain why or why not in your next quarterly filing.
             Disclose the percentages by which the estimated fair values of your reporting units exceeded their carryings value as of your most recent impairment tests in your next quarterly filing.
             Explain how you consider the difference between your net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units, including how you assess the reasonableness of any implied premium, in your next quarterly filing.
             We note your proposed disclosures address the potential impact of a change in the weighted average cost of capital. To the extent changes in other key assumptions, for example growth rates and profitability, could have a material impact on estimated fair value, address the potential impact of changes in those assumptions in future filings.

3. Based on your response to prior comment 3 regarding the intangible asset impairments you recorded during the third quarter of fiscal 2023, we note you identified negative events that occurred prior to the impairments, including the loss of a significant customer during the first quarter of fiscal 2023. However, it is not clear if your prior Exchange Act filings provided any forewarning disclosures related to potential impairments. Please identify any forewarning disclosures you included in prior Exchange Act filings, or explain to us why no forewarning disclosures were required. Given the continued
         materiality of your intangible assets, if it is reasonably possible that additional impairments may materially impact your financial statements, please revise future filings to (i) disclose and discuss material negative events that occur; (ii) quantify and identify brands at risk; (iii) discuss key assumptions used to estimate the fair values of brands at risk; and (iv) discuss potential events and/or changes in circumstances that could
 Lee Boyce
HAIN CELESTIAL GROUP INC
April 23, 2024
Page 3
         reasonably be expected to negatively affect key assumptions.

       Please contact Anne McConnell at 202-551-3709 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameLee Boyce                                  Sincerely,
Comapany NameHAIN CELESTIAL GROUP INC
                                                             Division of
Corporation Finance
April 23, 2024 Page 3                                        Office of
Manufacturing
FirstName LastName